                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)


                          ENVIRODYNE INDUSTRIES, INC.
                          ---------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
                    ---------------------------------------
                         (Title of Class of Securities)



                                   294037205
                                 --------------
                                 (CUSIP Number)

                             Gordon E. Forth, Esq.
                    WOODS, OVIATT, GILMAN, STURMAN & CLARKE
                               44 Exchange Street
                           Rochester, New York 14614
                                 (716) 454-5370
                                 ______________
                      (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices
                              and Communications)


                               February 7, 1995
                               ------------------
                      (Date of Event which Requires Filing
                               of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]


         Check the following box if a fee is being paid with the statement [ ]

                                  SCHEDULE 13D

CUSIP NO. 294037205                                          Page 2 of 6 Pages

  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     THE MALCOLM I. GLAZER TRUST


  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]

  3      SEC USE ONLY



  4      SOURCE OF FUNDS



  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]



  6      CITIZENSHIP OR PLACE OF ORGANIZATION

                        Florida

               NUMBER OF                      7      SOLE VOTING POWER
                SHARES
             BENEFICIALLY                                4,189,298 (See Item 5)
               OWNED BY
                 EACH                         8      SHARED VOTING POWER
           REPORTING PERSON
                 WITH                                    - 0 -

                                              9      SOLE DISPOSITIVE POWER

                                                         4,189,298 (See Item 5)

                                              10     SHARED DISPOSITIVE POWER

                                                         - 0 -


  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,189,298

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                      [ ]

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  31.0%

  14     TYPE OF REPORTING PERSON

                   OO





154228                                                    Page 2 of 6 Pages

                                  SCHEDULE 13D

CUSIP NO. 294037205                                          Page 3 of 6 Pages


  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       MALCOLM I. GLAZER
                       S.S. NO. ###-##-####

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]

  3      SEC USE ONLY



  4      SOURCE OF FUNDS



  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]



  6      CITIZENSHIP OR PLACE OF ORGANIZATION

                        United States

              NUMBER OF                       7      SOLE VOTING POWER
               SHARES
            BENEFICIALLY                                4,189,298 (See Item 5)
               OWNED BY
                 EACH                         8      SHARED VOTING POWER
           REPORTING PERSON
                 WITH                                   - 0 -

                                              9      SOLE DISPOSITIVE POWER

                                                        4,189,298 (See Item 5)

                                              10     SHARED DISPOSITIVE POWER

                                                        - 0 -

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        4,189,298

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                      [ ]

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        31.0%

  14     TYPE OF REPORTING PERSON

                         IN

154228                                                    Page 3 of 6 Pages

         This Amendment No. 4 ("Amendment No. 4") amends and supplements the statement ("Statement") to the Schedule 13D dated August 14, 1994, as amended ("Schedule 13D"), and filed on August 15, 1994 on behalf of The Malcolm Glazer Trust ("Trust") and Malcolm I. Glazer relating to the common stock, par value $.01 per share, of Envirodyne Industries, Inc. ("Envirodyne"). All capitalized terms used herein and not otherwise defined herein have the meanings previously ascribed to such terms in the Schedule 13D.

ITEM 3.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(a) and 5(b) of the Statement is hereby amended by inserting the following paragraphs to the end thereof:

         On February 7, 1995, the Trust sold to Lazard Freres & Co. ("Lazard") in a private transaction at the price of $5.00 per share, including commissions (an aggregate of $20,946,490.00), 4,189,298 shares of the Envirodyne common stock previously reported as beneficially owned by it. The settlement will not occur until the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1978 expires or is earlier terminated.

          On February 9, 1995, Lazard representatives contacted a representative of the Trust and suggested that Lazard intended to breach its agreement to accept delivery of and pay for the 4,189,298 shares which it purchased from the Trust. Lazard subsequently issued a press release confirming its statement. The Trust, through its counsel, has informed Lazard that it expects Lazard to comply strictly with its contractual obilgation to purchase the 4,189,298 shares.

          Until and unless the settlement of the above described transaction occurs, the Trust will retain all rights with respect to the 4,189,298 shares of stock sold to Lazard. Accordingly, the Trust will have beneficial ownership of the 4,189,298 shares until the settlement. After such settlement, the Trust will cease to have any power, sole or shared, to vote or direct the vote, or to dispose or direct the disposition of any of the shares.

          Item 5(c) of the Statement is hereby amended by inserting the following paragraph to the end thereof:

          The sale of the 4,189,298 shares referred to above is the only transaction in the shares of Envirodyne's common stock by the reporting party in the past 60 days.



154228                                                    Page 4 of 6 Pages

         Item 5(e) of the Statement is hereby amended by deleting "not applicable" and inserting the following paragraph:

         After settlement of the sale of the 4,189,298 shares referred to in
Item 5(a) above, the Trust will cease to be a beneficial owner of more than 5% of Envirodyne's outstanding common stock.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         Item 6 of the Statement is hereby amended by inserting immediately prior to the last paragraph thereof the following:


         The Trust and Lazard entered into an agreement as of February 7, 1995 pursuant to which the Trust agreed to sell and Lazard agreed to purchase 4,189,298 shares of Envirodyne common stock. The settlement of the transaction will occur immediately after the expiration or early termination of the HSR Act waiting period. As reported above, Lazard has informed the Trust that it does not intend to accept delivery of or pay for the purchased shares and the Trust has responded by informing Lazard that it expects Lazard to honor its obligation to close.




154228                                                    Page 5 of 6 Pages

                                 SIGNATURE PAGE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 9, 1995

                                             THE MALCOLM I. GLAZER TRUST


                                      By:    S//MALCOLM I. GLAZER, AS TRUSTEE
                                             ---------------------------------
                                             Malcolm I. Glazer, as Trustee
                                             By Avram Glazer as Power of
                                              Attorney



                                             S//MALCOLM I. GLAZER
                                             ---------------------------------
                                             Malcolm I. Glazer
                                             By Avram Glazer as Power of
                                              Attorney





154228                                                    Page 6 of 6 Pages